UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025.

Commission File Number: 001-39530

ImmunoPrecise Antibodies Ltd.

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8

(Address of principal executive office)
______________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-273197 and 333-281312) and Registration Statement on Form S-8 (File No. 333-256730) of the Registrant, ImmunoPrecise Antibodies Ltd.

EXHIBIT INDEX

Exhibit	Description
99.1	Material Change Report dated January 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.
Date: January 3, 2025

	By:	/s/ Jennifer Bath
	Name:	Jennifer Bath
	Title:	President and Chief Executive Officer